SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

CVR Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

12662P108
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Initial 13D is hereby amended by adding the following:

On August 21, 2012, Icahn Enterprises delivered a letter to the Issuer’s board of directors withdrawing its previous offer to take the Issuer private. A copy of this letter is filed herewith as an exhibit and incorporated herein by reference. The Reporting Persons reserve the right, from time to time and at any time, to acquire additional Securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Letter from Icahn Enterprises L.P. to the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2012
IEP ENERGY LLC
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC. By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer
BECKTON CORP. By: /s/ Edward Mattner Name: Edward Mattner Title: Authorized Signatory

/s/ Carl C. Icahn Name: Carl C. Icahn

[Signature Page of Amendment No. 23 to Schedule 13D – CVR Energy, Inc.]